Exhibit 99.1

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that in respect of its Ordinary Shares the following purchases of shares took place on 3 March 2003 through the Company’s Dividend Reinvestment Plan:-

•	Graham Wallace purchased 3,343 shares at £0.624 per share
•	Adrian Chamberlain purchased 161 shares at £0.624 per share
•	Sir Win Bischoff purchased 1,300 shares at £0.624 per share

The Company and its directors were advised of this information on 4 March 2003.